SCHEDULE 13D

Amendment No. 0
Geotel Communication Corporation
Common Stock
Cusip # 373656107


Cusip # 373656107
Item 1:	Reporting Person - Fidelity Investors Management
Corp.
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,150,884
Item 8:	None
Item 9:	1,150,884
Item 10:	None
Item 11:	1,150,884
Item 13:	8.86%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Geotel Communications Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 25 Porter Road, Littleton, MA 01460.

Item 2	Identity and Background.

	This statement is being filed by Fidelity Investors Limited Partnership ("FILP") and Fidelity Investors Management Corp. ("FIMC"). FILP is a Delaware limited partnership organized for the purpose of making venture capital investments. FIMC, a Delaware corporation, is the general partner of FILP and its investment manager and is registered under Section 203 of the Investment Advisors Act of 1940. The principal offices of FILP and FIMC are located at 82 Devonshire Street, Boston, Massachusetts, 02109. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FIMC are set forth on Schedule A hereto.

	Members of the Edward C. Johnson 3d family are the predominant owners of the voting stock of FIMC, representing approximately 89% of the voting power of FIMC. Mr. Johnson 3d holds 39.4% of the outstanding voting stock of FIMP. Mr. Johnson 3d is also Chairman of FIMC. FIMC has all of the voting power of FILP. Accordingly, Mr. Johnson 3d and members of the Johnson family may be deemed, to form a controlling group with respect to FILP. The business address and principal occupation of Mr. Johnson 3d is set forth on set forth on Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	FILP purchased 1,048,801 shares of the Company's Series C Convertible Participating Preferred Stock (the "Preferred Stock") on May 9, 1996 for $2,450,000 in cash. FILP used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The Preferred Stock was converted into 1,150,884 Shares of the Company's common stock on November 25, 1996 in conjunction with the Company's initial public offering.


Item 4.	Purpose of Transaction.


	The purpose of FIMC in having FILP purchase Shares
(see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by FILP.

	FIMC may continue to have FILP purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what FIMC considers to be reasonable prices and other investment opportunities that may be available to FILP.

	FIMC intends to review continuously the equity position of FILP in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIMC may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither FILP nor FIMC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	(a)	FILP owns 1,150,884 Shares, or approximately 8.86%
of the outstanding Shares of the Company. Neither FIMC nor any of its affiliates, nor, to the best knowledge of FIMC, any members of the Johnson family or persons named on Schedule A hereto, beneficially owns any other Shares.

	(b)	As FILP's general partner and investment adviser,
FIMC has sole voting and dispositive power over the 1,150,884 Shares held by FILP.

	(c)	Neither FILP, FIMC, nor any of their affiliates,
nor, to the best knowledge of FIMC, any members of the Johnson family or other persons named on Schedule A hereto, has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or
Relationships With Respect to 	Securities of the Issuer.

	Neither FILP, FIMC nor any of their affiliates, nor, to the best knowledge of FIMC, any members of the Johnson family or other persons named on Schedule A hereto, has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

						Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



						Fidelity Investors Limited
Partnership
						By: Fidelity Investors
Management Corporation
						(its sole General Partner)



DATE:	February 25,1997			By:/s/John J. Remondi
						John J. Remondi
						President




						Fidelity Investors Management
Corporation



DATE:	February 25, 1997			By:/s/John J. Remondi
						John J. Remondi
						President


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FIMC. are set forth below. The business address of each person is 82
Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address.
All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FIMC	OCCUPATION

Edward C. Johnson 3d	Director,
	Chairman of the Board
Chairman of the Board	and CEO, FMR
Corp.

John J. Remondi	Director and President	Sr. VP Fidelity
Capital 			and
Director Fidelity 			Ventures

Donald E. Alhart	Director, Vice President	VP Crosby
Advisors
	and Assistant Secretary

David C. Weinstein	Vice President	Sr. Vice
President
	Administration,
	FMR Corp.

Gerald M. Lieberman	Vice President	Sr. Vice Pres.
-
	Chief Financial
	Officer, FMR
Corp.